PLAINTREE

March 26, 2009

By Facsimile and By EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 S St. NE
Washington, DC
USA
20549

Dear Mr. Spirgel:

Re: Plaintree Systems Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
File No. 000-25872

This letter is in response to your letter dated February 3, 2009 in which you requested additional information regarding certain financial statement disclosure as set out in the above referenced Form 20-F filed by Plaintree Systems Inc. ("**Company**"). We appreciate the SEC's review of our Form 20-F and the explanation provided by you for the same, being to assist the Company to fulfil its disclosure requirements. The Company is a small business issuer with 2008 revenues of CDN$1,289,701 and a current market capitalization of CDN$2,128,765 (based on the last trade price for the Company's common shares on the Canadian National Stock Exchange) and its resources are limited. As a result, the Company appreciates any guidance that the SEC can provide.

As a preliminary comment, the Company's shareholder base is primarily located in Canada and the Company's shares are quoted for trading on the Canadian National Stock Exchange. The Company has less than 1% of its shareholders registered as residing in the US. The Company is a reporting issuer in most of the Provinces of Canada and has selected the Province of Ontario as its primary securities regulatory authority. As a result, the Company's primary securities regulatory regime is in Canada and the Company fully complies with all applicable Canadian securities regulations and requirements. Accordingly, the financial statements for Hypernetics Limited ("Hypernetics") and for 4439112 Canada Inc. ("Triodetic") were prepared in accordance with the Canadian securities law.

The Company submits that it was not required under SEC rules and regulations to provide the financial statements of Hypernetics and Triodetic in order to comply with its Form 20-F requirements. The above-noted financial statements were provided by the Company voluntarily as additional disclosure in order to better explain the matters set out in the Company's Form 20-F. Based on the concerns raised by the SEC in relation to these statements, the Company will be filing an amended 20-F for the period ended March 31, 2008 to remove the financial statements for Hypernetics and Triodetic, following which the amended Form 20-F will contain only financial statements that are required under SEC regulations to be included in the Form 20-F of the Company.

Notwithstanding that the Company will be removing the financial statements of Hypernetics and Triodetic from its Form 20-F, the Company will respond to questions 5 through 8 of your letter for informational purposes only.

For convenience, each of the questions set out in the above-mentioned letter have been set out below with the Company's response set out below the same. As you will note, the Company's answer to Question 1 is still being considered and the Company will file a response to this question on or before Wednesday April 1, 2009.

Notes to the Consolidated Financial Statements

Note 3 – Investment in Partnership and Bank loan, page 7

1. Since your share of earnings in the Partnership exceeds 20% of your US GAAP net income (loss) in each of the three years ended March 31, 2008, you are required to provide separate audited financial statements of the Partnership for all years presented in accordance with Rule 3-09 of Regulation S-X. Further, since the significance level exceeds 30% for all years presented, you are required to include a reconciliation to US GAAP in accordance with Item 17 of Form 20-F. Please revise your filing to comply with these requirements.

   Answer

   This question is still being considered by the Company and an answer will be filed on or before Wednesday April 1, 2009.

7. Due to Related Parties – Convertible Debentures

2. It appears that you did not recognize a beneficial conversion feature in connection with the convertible debentures issued from December 2003 to June 2005 which appear to have been in the money at issuance. Explain how your accounting complies with the guidance in EITF 98-5 and how you considered any difference in your reconciliation to US GAAP.

   Answer

   The convertible debentures issued in December 2003 were convertible at a rate of $0.115, the stock price on December 15 and 16, 2003 at the date of issuance was $0.10 and $0.11, therefore the conversion of the debentures was not in the money at issuance. EIFT 98-5 is applicable only where the convertible debt security has a conversion features which is in-the-money at the commitment date, therefore there was no beneficial conversion option associated with the convertible debentures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3. Refer to your "Outlook" discussion on page 9 where you state that all wholly-owned subsidiaries of Hypernetics and 4439112 Canada Inc. were amalgamated into Plaintree,

except for their US incorporated subsidiaries. Addressing the guidance in SFAS 141, tell us how you accounted for the acquisition of these entities under US GAAP.

Answer

The entities amalgamated into Plaintree were Hypernetics Limited and 4439112 Canada Inc (including its wholly owned direct and indirect subsidiaries, Triodetic Holdings Inc., Triodetic Building Products Ltd., Triodetic Structures Limited and Triacon Consulting Engineering Limited). The amalgamation was accounted for under US GAAP as a transaction between entities under common control at carrying amounts in accordance with paragraphs D11 to D13 of Appendix D to FASB Statement No. 141. For further details see the response to Question 4 below.

Note that 4439112 Canada Inc.'s wholly-owned indirect in active US subsidiary, Triodetic Space Frames, Inc. was not amalgamated as it was incorporated in a different jurisdiction.

Notes to Unaudited Consolidated Pro Forma Financial Statements

4. Refer to paragraph 2(c) where you discuss your accounting for the acquisition of Hypernetics and 4439112 Canada Inc. You state that the merger was treated as a transaction between parties under common control and is accounted for under the continuity of interest method. If different, please explain how you accounted for the acquisitions under US GAAP (i.e., purchase accounting versus exchange of interests between entities under common control). If you accounted for the acquisition as a combination of entities under common control under US GAAP. Please tell us the factors you considered in your conclusion that the entities acquired were under common control. Provide us a breakdown of the major and/or controlling shareholders of each of the companies involved. Include reference to authoritative literature used as guidance, particularly your consideration of EITF 02-5.

Answer

As noted above in the answer provided for question 3, the amalgamation was accounted for both under Canadian GAAP and US GAAP as a transaction between entities under common control at carrying amounts. Prior to the transaction David Watson (Plaintree CEO) had voting control over 4439112 Canada Inc., Hypernetics Inc. and Targa Electronic Systems Inc. Targa Electronic Systems Inc. had a financial controlling interest in Plaintree. As a result, David Watson had overall control of the three entities involved in the transaction prior to the amalgamation. Subsequent to the transaction, David Watson and Nora Watson (David Watson is the son of Nora Watson) had a 48.1% voting interest in Plaintree. This significant voting interest along with other operational factors resulted in David Watson having substantive control over the amalgamated company. As a result, this transaction was deemed to be a transaction between entities under common control.

A detailed accounting analysis supporting this conclusion is provided below.

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree

Corporate Structure:

The following summarizes the corporate structure related to the entities involved in the transaction and their major and /or controlling shareholders.

<u>Targa Group, Inc ("Targa")</u>

Targa is a holding company controlled by David Watson. He holds 51% of the shares. His mother, Nora, holds 34%, his father, Bill, holds 3%, and the remaining shares are held by unrelated third parties. David Watson, therefore, controls Targa.

<u>Targa Electronic Systems, Inc. ("Targa Electronics")</u>

Targa Electronics is a wholly owned subsidiary of Targa and is, thus, indirectly controlled by David Watson.

<u>Hypernetics Limited ("Hyper")</u>

Hyper is a wholly owned subsidiary of Targa Electronics and is, thus, indirectly controlled by David Watson.

<u>Plaintree Systems, Inc ("Plaintree")</u>

Prior to the amalgamation, Plaintree was a variable interest entity ("VIE") and the Targa Group of companies, controlled by David Watson, was its primary beneficiary effective from the most recent reconsideration event which took place during the quarter ended September 30, 2005. Its balance sheet at that time consisted primarily of related party receivables of approximately C$4 million and related party payables of approximately C$5 million, primarily due to the Targa Group of companies, including a convertible debenture of C$1.6 million. It had a shareholders' deficit of approximately C$100 million and had a note to its statements regarding doubt over the ability of the company to continue as a going concern. It also had unrecognized tax loss carry forwards and other unclaimed deductions of approximately C$35 million.

<u>4439112 Canada Inc. ("Numberco")</u>

Numberco is a holding company controlled by David Watson. He holds 55% of the shares and his mother, Nora, holds the other 45%.

<u>Triodetic Holdings Inc. ("Trio Holdings")</u>

Trio Holdings is a wholly owned subsidiary of Numberco and is, thus, indirectly controlled by David Watson.

<u>Triodetic Building Products Ltd. ("Trio Buildings")</u>

Trio Buildings is a wholly owned subsidiary of Trio Holdings and is, thus, indirectly controlled by David Watson.

<u>Triodetic Structures Limited ("Trio Structures")</u>

Trio Structures is a wholly owned subsidiary of Trio Holdings and is, thus, indirectly controlled by David Watson.

<u>Triacon Consulting Engineering Inc. ("Triacon")</u>

Triacon is a wholly owned subsidiary of Trio Holdings and is, thus, indirectly controlled by David Watson.

Relevant Literature:

Consolidation:

Paragraph 2 of ARB 51 states the following:

"The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. However, there are exceptions to this general rule."

Paragraph 24(b) of Appendix B to FASB 57 states the following:

"Control. The possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract, or otherwise."

Paragraph (g) of SEC Regulation S-X, Rule 1-02 states the following:

"Control. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise."

Accounting for Common Control Transactions:

Paragraph 11 of FASB 141, states the following:

The term business combination as used in this Statement also excludes transfers of net assets or exchanges or equity interests between entities under common control. Paragraphs D11-D18 of Appendix D provide examples of those transactions and accounting guidance for them.

Paragraphs D11 through D13 provide the following additional guidance:

"D11. Consistent with the provisions of Opinion 16, paragraph 11 of this Statement states that the term business combination excludes transfers of net assets or exchanges of shares between entities under common control. The following are examples of those types of transactions:

a. An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.

b. A parent company transfers the net assets of a wholly owned subsidiary into the parent company and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.

c. A parent company transfers its interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.

d. A parent company exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent's partially owned subsidiary, thereby increasing the parent's percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding.

D12. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

D13. The purchase method of accounting shall be applied if the effect of the transfer or exchange described in paragraph D11 is the acquisition of all or a part of the non-controlling equity interests in a subsidiary (refer to paragraph 14)."

Paragraph 3 of EIFT 02-05 states the following:

"The FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations:

a. An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

b. Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

(1) Immediate family members include a married couple and their children, but not the married couple's grandchildren.

(2) Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

c. A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists."

Paragraph 24(a) of FASB 57 states the following:

"Immediate family. Family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship."

Prior to the Amalgamation

The Company submits that Plaintree, Hyper and Numberco (including its wholly owned subsidiary Trio) were all entities under common control prior to the amalgamation. Hyper was indirectly controlled by David Watson (via his controlling voting interests in Targa and Targa Electronics) and Numberco was directly controlled by David Watson by his direct controlling voting interest. Plaintree is a VIE which is consolidated by Targa Electronics and is therefore also controlled by Targa Electronics, which again, is ultimately controlled by David Watson. More specifically, Targa Electronics has "a controlling financial interest" in Plaintree.

This is supported by the preface to FIN 46R, which states the following (*emphasis added*):

"Transactions involving variable interest entities have become increasingly common, and the relevant accounting literature is fragmented and incomplete. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has *a controlling financial interest*. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest, but in many circumstances the enterprise's consolidated financial statements do not include variable interest entities with which it has similar relationships. *The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks.*

The objective of this Interpretation is not to restrict the use of variable interest entities but to improve financial reporting by enterprises involved with variable interest entities. *The Board believes that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise."*

Therefore, all three entities were under the common control of David Watson prior to the amalgamation – Trio and Hyper were controlled under the voting model and Plaintree was controlled via a "controlling financial interest".

Subsequent to the Amalgamation:

Note: A 10:1 share consolidation of the common shares was completed as part of the amalgamation transaction on April 1, 2008. The numbers of shares in the analysis that follows is based on the numbers of common shares prior to this 10:1 consolidation.

Subsequent to the amalgamation, David Watson controls 35.5% of the common voting shares (44.5 million of 125.2 million such shares outstanding) of Amalco (being the entity resulting from the amalgamation of Plaintree, Hyper and Numberco). Of these 44.5 million shares, 25.25 million are the original common shares of Plaintree held by Targa Electronics, which is indirectly controlled by David Watson and 19.25 million shares are held directly by David Watson as a result of the consideration for his 55% interest in Numberco. In addition, Nora Watson holds 15.75 million of the common voting shares, being 12.6% of these shares, as a result of the consideration for her 45% interest in Numberco.

In total, David Watson and Nora Watson hold 48.1% of the 125.2 million common shares outstanding, following the amalgamation. With respect to EITF 02-05, it is appropriate to treat these holdings as if they are held by a single person under paragraph 3b(1) based on the substance of the ownership and voting relationships, and the fact that there is "no evidence that they will vote their shares in any other way than in concert". David Watson, and his mother, Nora (and his father, Bill) have consistently operated as a single cohesive group with respect to the operations of Hyper, Numberco (including Trio) and Plaintree. History clearly demonstrates that these immediate family members operate as a single control group with respect to their interests in Numberco and the Targa Group of companies, including the investment in Plaintree. The three individuals discuss the related issues and reach agreement with respect to all key decisions made regarding these investments.

Although this 48.1% interest represents less than a majority voting interest, David Watson and Nora Watson, collectively, have substantive control over Amalco for the following reasons:

- **David and Nora Watson control virtually all of the total equity or "at risk" capital, resulting in influence well in excess of this 48.1% voting share percentage. The estimated fair value of the total equity of Amalco is C$18.95 million (Plaintree – C$0.45 million; Hyper – C$9.0 million and Numberco – C$9.5 million, being C$11 million less the cash consideration paid of C$1.5 million). Of this David Watson controls 75.7% or C$14.35 million (common shares - C$0.22 million, being 35.5% of C$0.625 million, and Class A Preferred shares – C$14.1 million, being C$9 million in respect of all of the 9,000 Class A Preferred shares issued to Targa Electronics as consideration for the acquisition of Hyper and C$5.13 million in respect of 55% of the 9,325 Class A Preferred shares issued to him directly as consideration for the acquisition of Numberco. Nora Watson additionally controls 22.6% or C$4.28**

million (common shares – C$0.08 million, being 12.6% of C$625,000 and Class A Preferred shares – C$4.28 million, being 45% of the 9,325 Class A Preferred shares issued to her directly as consideration for the acquisition of Numberco. This totals 98.3% (75.7% plus 22.6%) of the total equity at risk of C$18.95 million.

It should be noted in this regard that, economically, virtually 100% of the results of Amalco will also accrue to the Class A Preferred shareholders. The cumulative annual 8% dividend to the preferred shareholders (C$720,000 to Targa Electronics which is indirectly controlled by David Watson and C$746,000 to Numberco which is also controlled by David Watson) will be C$1.466 million. The expected net income of Plaintree is less than C$1.466 million in the near term. Plaintree had net income under US GAAP of 2008 - C$77,837, 2007 - C$1,018,784 and 2006 - C$(288,366), the improvement being primarily due to consulting services revenue to a subsidiary of Targa of 2008 - C$999,350, 2007 - C$2,014,500; and 2006 – C$1,545,750. Hyper has had net income of C$81,972 and C$257,844 in its 2007 and 2006 fiscal years respectively and Numberco has had net income of C$(668,497) and C$(113,358) in its 2008 and 2007 fiscal years respectively.

- David Watson and his family have essentially been able to set the operating and capital policies of Plaintree including budgets, in the ordinary course of business in the past 5 years and there is no expectation that this will change in the foreseeable future with respect to Amalco, given the increased voting and non-voting interests following the amalgamation. The holders of the other common shares of Plaintree have had little or no influence on the operations of Plaintree in the past 5 years, reflecting the limited amount of equity that they have at risk, and this is also not expected to change in the foreseeable future. David Watson has been the CEO of Plaintree since 1999 and his father, Bill, has been Chairman of the Board since 1999. Essentially the Watsons have been able to make the decisions in respect of Plaintree during at least the last 5 years with limited involvement of the other shareholders, including arranging for Plaintree to provide consulting services to companies controlled by David Watson. This is not expected to change in the future.

Based on this, the Company submits that the amalgamation is similar to that described in (d) of paragraph D11 in FASB 141, whereby a parent company exchanges its ownership interests of a subsidiary (Hyper and Numberco) for additional shares issued by the parent's partially owned subsidiary (Plaintree), thereby increasing the parent's percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding.

In accordance with paragraph D12 of FASB 141, the Company submits that this transaction should be accounted for at the carrying amounts in the accounts of the transferring entities at the date of transfer.

Conclusion

The amalgamation is a common control transaction that should be accounted for at carrying value under US GAAP, reflecting the continuity of interests in the items transferred.

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Amprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree

Financial Statements of Hypernetics Limited and 449112 Canada Inc.

5. Because of the inventory related scope exception in the audit reports for both Hypernetics and 4439112, these financial statements are not considered audited Please provide audited financial statements for these acquisitions.

Answer

The inventory related scope exception in the audit reports for Hypernetics and Triodetic was as a result of the factual situation applicable to both Hypernetics and Triodetic. Both companies did not have their financial results audited prior to the amalgamation with Plaintree. Prior to the amalgamation, Hypernetics and Triodetic were both closely held private companies. Under Canadian corporate and securities laws, a private company may decline to perform audits on their financial statements. The requirement for audited statements for past results became applicable only as a result of the amalgamation transaction. The Canadian securities requirements require that the acquiring company, in this case Plaintree, file the financial statements of the companies to be acquired for the last two completed fiscal years, with only the most recently completed fiscal year to be audited. This required that Hypernetics and Triodetic to engage auditors following the completion of the fiscal year being audited. As a result there was no ability for the auditor to audit the opening balance of the inventory. Under Canadian GAAP this requires the auditor to place the inventory exception in their audit opinion.

Canadian securities regulations recognizes this audit timing problem and specifically provides for an exemption from the clean audit requirement to permit the inventory exception to be in an audit opinion of the financial statements for companies being acquired. The audited statements for Hypernetics and Triodetic were fully in accordance with Canadian securities regulations.

6. Also, please refer to your auditor's reports where they state that their audits were conducted "in accordance with Canadian generally accepted auditing standards." Please tell us why you believe that the audits were not required to have been conducted in accordance with U.S. generally accepted auditing standards.

Answer

The Hypernetics and Triodetic financial statements were provided as additional voluntary disclosure only. As a result, the Company merely disclosed the financial statements in the form as filed in Canada and US GAAP disclosure is not required under Canadian law. The Company understands that on a consolidated basis going forward, its financial statements, which will include the operations of the former Hypernetics and Triodetic business, will be required to provide for a reconciliation to US GAAP for the purpose of Form-20F disclosure.

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree

PLAINTREE

7. You have provided financial statements for Hypernetics covering the two most recent fiscal years. The related audit report, however, only covers the most recent fiscal year. Please have your auditors revise their report to cover all of the periods presented.

Answer

The financial statements of Hypernetics disclosed by the Company was for information purposes only. The financial statements of Hypernetics comply with Canadian securities regulations applicable to the Company and pursuant to these regulations, only the financial statements of Hypernetics for the most recently completed fiscal year are required to be audited.

8. It appears to us that both Hypernetics Limited and 4439112 Canada Inc. are significant acquisitions at the 30% or greater level, requiring a reconciliation to US GAAP. See Item 17(c)(2)(v) of Form 20-F. Please clarify for us how you determined whether a reconciliation to US GAAP was required.

Answer

The financial statements for Hypernetics and Triodetic were filed on a voluntary basis as the Company does not view that such statements are required in order to satisfy its Form 20-F requirements. The financial statements disclosed were in the form of the statements as filed in accordance with Canadian securities regulations, which regulations do not require that the statements provide for a reconciliation to US GAAP.

Please feel free to contact the undersigned if you have additional questions or require further clarification.

Yours truly,

Plaintree Systems Inc.

per: Saunders

Lynn Saunders
Chief Financial Officer

GJ/skz

Plaintree Systems Inc
90 Decosta Place • Suite 100 • Amprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647
www.plaintree.com • sales@plaintree.com
Divisions of Plaintree Systems Inc – Hypernetics • Triodetic • Plaintree